Mail Stop 6010   May 15, 2008

James A. Bianco, M.D.
President and Chief Executive Officer
Cell Therapeutics, Inc.
501 Elliott Avenue West, Suite 400
Seattle, Washington 98119

Re: Cell Therapeutics, Inc.
**   Preliminary proxy statement filed May 8, 2008**
**   File No. 1-12465**

Dear Dr. Bianco:

        We have completed our review of your preliminary proxy statement and related
filings and have no further comments at this time.

                                            Sincerely,

                                            Jeffrey Riedler
                                            Assistant Director

cc: Karen Dempsey, Esquire
    Heller Ehrman LLC
    333 Bush Street
    San Francisco, California 94104-2878